SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor - part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2

MINUTES OF THE BOARD OF DIRECTORS MEETING

Held on May 13, 2004

1. Date, Time and Place: Held on May 13, 2004 , at 11 hours, at the head-office, on Av. Roque Petroni Junior, 1464, in the Capital of the State of São Paulo.

2. Chairmanship of the Meeting : Felix Pablo Ivorra Cano - Chairman of the Board; and Evandro Luis Pippi Kruel - General Secretary.

3. Installation : The meeting was convened with the attendance of the undersigned Directors, which represented a quorum under the terms of its Articles of Incorporation, and also with the attendance of the members of the Company's Audit Committee, as set forth in article 164, §3 of Law nº 6.404/76, namely, Messrs. Norair Ferreira do Carmo, Nelson Jimenez and José Alberto Bettencourt da Câmara Graça..

Agenda and Resolutions : The Chairman of the meeting explained that, as all those present to the meeting were aware, the purpose thereof was to advise all of them about the corporate restructuring process involving the Company, Tele Centro Oeste Celular Participações S.A., enrolled with the CNPJ/MF under no. 02.558.132/0001-69 ("TCOPart") and its controlled companies ("TCO Operators"), which restructuring is sought for the purpose of allowing TCOPart and TCO Operators to take advantage of the tax benefit to be generated from the amortization of the premium resulting from the acquisition, by the Company, of TCOPart's shares. Therefore, as a preparatory act for the intended restructuring, it was proposed that the Company should subscribe the increase in the capital stock of WXYZ 0059 Holdings S.A., a corporation with head-office at Rua da Consolação 247, 6 o andar, sala 14-G, Centro, CEP 01301-903, in the Capital of the State of São Paulo, enrolled with the CNPJ/MF under no. 04.819.688/0001-97, and immediately pay the same through transfer by the Company, out of its current interest in TCOPart, of the amounts ascertained by experts in conformity with an appraisal report to be prepared for such purpose, with the successive merger of WXYZ 0059 Holdings S.A. into TCOPart and consequent extinguishment of the mentioned company, whereby the Company shall restore the condition of direct holder of the mentioned shares.

Accordingly, the Directors, by unanimous vote of those present to the meeting, and without any restrictions whatsoever:

(i) approved the subscription by the Company of shares of WXYZ 0059 Holdings S.A., as well as the respective payment thereof, in the amount of R$1,993,221,977.31;

(ii) resolved to approve, under the terms of article 17 of the Articles of Incorporation, the transfer of the assets owned by the Company, corresponding to its current interest in TCOPart, pursuant to the appraisal already carried out by Deloitte, Touche, Tohmatsu Auditores Independentes, whose appointement is hereby confirmed by the Company as well as the appraisal value, by way of transfer of assets for payment of the increase of capital of WXYZ 0059 Holdings S.A., a corporation with head-office at Rua da Consolação, 247 - 6 o andar, sala 14-G, Centro, CEP 01301-903, in the Capital of the State of São Paulo, enrolled with the CNPJ/MF under no. 04.819.688/0001-97, of which the Company shall become the holder of all less one of its shares; and

(iii) voiced their favorable opinion in relation to the other terms of the proposed corporate structuring, with future merger of WXYZ 0059 Holdings S.A. into TCOPart and consequent return of the Company to the condition of direct holder of TCOPart's shares.

5. Closing : There being nothing else to be discussed, the Directors closed the meeting, of which these minutes were drawn-up and, which minutes were read, found to be in order, and signed by all those present to the meeting. São Paulo, May 13, 2004.

Signatures: Felix Pablo Ivorra Cano - Chairman; Evandro Luis Pippi Kruel - Secretary; Shakhaf Wine; Ernesto Lopez Mozo; Antonio Gonçalves de Oliveira - Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Luis Miguel Gilpérez López; Pedro Manuel Brandão Rodrigues; Carlos Manuel de Lucena e Vasconcelos Cruz; Zeinal Abedin Mohamed Bava; Ignacio Aller Mallo - Directors represented by Mr. Felix Pablo Ivorra Cano. Norair Ferreira do Carmo; Nelson Jimenez; José Alberto Bettencourt da Câmara Graça - Audit Committee Members.

I hereby certify that this is a faithful copy of the minutes drawn-up in the Register of Meetings of the Company's Board of Directors

Evandro Luís Pippi Kruel

Secretary -

Braz. Bar Association (OAB-RS) n.º 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.